Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

November 21, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Marika Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 30, 2013
File No. 333-190728

Dear: Mara L. Ransom

In response to your letter dated October 15, 2013 which included comments regarding our registration statement, we have prepared the following responses:

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 14

COMMENT: 1

We note your response to comment 7 in our letter dated September 16, 2013. We understand the function of the contract, however, our comment concerned why you consider the contract to be material given that there is no assurance that Superakcijas will provide you with any minimum amount of business. Please advise.

Response: In response to this comment, we have removed the references to this contract throughout the registration statement.

INDUSTRY OVERVIEW, PAGE 21

COMMENT: 2

We note your response to comment 13 in our letter dated September 16, 2013. We reissue our comment. Please revise your description under "Our Services" to make explicit that you will also provide business concierge services as well and distinguish such services, as appropriate, from other concierge services.
Response: We have added following disclosure :

Additionally we plan to provide business concierge services. This is concierge services provided for business professionals, celebrities, corporate employees and other affluent individuals to fulfill a variety of their business and household management tasks. Such tasks include: running errands, making travel and restaurant reservations, secretarial and household tasks.

Please direct any further comments or questions you may have to the company's attorney:

Scott D. Olson, Esq.
274 Broadway
Costa Mesa, CA 92627
Tel: (310) 985-1034

Thank you.

Sincerely,


/s/ Aleksandrs Sviks
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Aleksandrs Sviks